Exhibit 99.1

TEST SIMULCAST AGREEMENT

By and Among:

Kenilworth Systems Corporation,

and

 Caribbean Casino & Gaming Corporation,

Dated as of June 9, 2009

TEST SIMULCAST AGREEMENT

This Test Simulcast Agreement (this “Agreement”) is effective as of June 9, 2009 (the “Effective Date”) by and among Kenilworth Systems Corporation, a New York, U.S.A. Corporation (“Kenilworth” or the “Company”) and Caribbean Casino & Gaming Corporation (“Caribbean”) a Florida, U.S.A. Corporation.  Kenilworth and Caribbean may sometimes be referred to collectively herein as the “Parties” or individually as the “Party.”

RECITALS

A.            Caribbean is a gaming and entertainment corporation in the Caribbean.  The Corporation operates Sousa Bay Grand Casino at Sousa Bay Resort in Puerto Plata, Dominican Republic (the “Sousa Grand Casino”).

B.            The Company desires to conduct a test of live in-progress casino table games via internet television signals around the world (the “Simulcast”).

C.            In order to demonstrate the viability of the Simulcast and obtain permission from applicable gaming authorities of the Dominican Republic, the local Liquor and Gaming Licensing Board and all other local regulatory and licensing bodies with authority over gaming activities and devices in the Dominican Republic (collectively, the “Dominican Gaming Authorities”) to conduct the Simulcast, the Company desires to conduct a six (6) month feasibility test simulcast of a single live in-progress roulette game from the Grand Casino (the “Test”) and Caribbean desires to permit Kenilworth to conduct the Test.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Kenilworth and Caribbean hereby agree as follows:

1.             Regulatory Approval.  Within thirty (30) days of the Effective Date, Kenilworth shall promptly apply for, and exert Kenilworth’s commercially reasonable efforts to obtain, any and all required regulatory approvals from the Dominican Gaming Authorities and any other applicable governmental authorities for the transactions contemplated by this Agreement to conduct the Test (the “Regulatory Approval”).  Caribbean shall cooperate with Kenilworth in any required application to obtain the Regulatory Approval.  Such cooperation shall include, but not be limited to, Caribbean’s support of Kenilworth’s application to the appropriate Gaming Authorities, provided, however, that any assistance provided by Caribbean pursuant to this Section 1, shall be at the sole cost and expense of Kenilworth.  The Parties acknowledge and agree that it may be necessary to modify the terms of this Agreement pursuant to either the Dominican Gaming Authorities or the Regulatory Approval and if such is the case, the terms of the Regulatory Approval or the Dominican Gaming Authorities shall control.

2.             Test Period.  Upon obtaining the Regulatory Approval, the Company shall identify the commencement date for the Test, such date being no later than ninety (90) days from receipt of the Regulatory Approval (the “Commencement Date”), and end six (6) months thereafter (the “Termination Date”).  The Test shall run continuously during regular operating hours of the Sousa Grand Casino from the Commencement Date through the Termination Date (the “Test Period”).

3.             Payments.  Upon the Commencement Date, Kenilworth will issue one million (1,000,000) shares of its common stock, par value $.01 per share (the “Stock”), to Caribbean or its designees.  The Stock shall not be registered under the Securities Act of 1933, as amended (the “Act”) and may not be sold, transferred, pledged, or offered for sale in the absence of an effective registration statement relating to the Stock under said Act, or an opinion of counsel rendered to the Company that such registration is not required or an exemption from the Act is available.

4.             Registration of Stock.  Kenilworth acknowledges and agrees that in the event it shall hereafter file a registration statement under the Act which includes shares on behalf of any shareholders of Kenilworth, it will give notice in writing of said registration to Caribbean.  Kenilworth further acknowledges and agrees to include the Stock proportionately to the other shareholders included in the registration statement, and to file same with the Securities and Exchange Commission; and agrees to use its best efforts to cause the same to become effective under said Act as promptly as possible, so that the Stock may be publicly offered and sold by Caribbean after such effectiveness in compliance with the requirements of said Act and other applicable provisions of federal and state securities laws.

5.             Transmission Services; Future Equipment.  Prior to Kenilworth’s application for the Regulatory Approval, Kenilworth shall:

(a)           engage the services of a communication network and dissemination service provider to link the Simulcast of the Test to an internet network that is planned to be engaged in the broadcast of Texas Hold’em and other events, from various islands in the Caribbean for distribution to television stations and networks, including, but not limited to, the American Broadcasting Corporation and the National Broadcasting Corporation’s network; and

(b)           identify licensed gaming equipment manufacturers and software designers that shall participate in the design and manufacture of future table game terminals suitable to participate in the Simulcast, which shall be manufactured by independent manufacturers and can be installed in locations worldwide, including, but not limited to, resorts, hotels, bars and racetracks.  The Parties acknowledge and agree that any such installation would only take place with the approval of local Gaming Authorities and other similar regulatory bodies in other jurisdictions.

6.             Test Parameters.  Upon the Commencement Date, Kenilworth will conduct the Test at the Sousa Grand Casino using a single live in-progress roulette table game (the “Table Game”).  The Test shall be subject to, and conducted according to the following:

(a)           Location of Table Game.  Upon the Commencement Date and with the consent of Caribbean, which consent shall not be unreasonably withheld, Kenilworth shall designate the location within the Sousa Grand Casino of the Table Game.

(b)           Costs and Expenses.  Kenilworth shall be solely responsible for all costs and expenses associated with the Test, including, but not limited to, any costs and expenses necessary to (i) be paid by Caribbean to meet regulatory requirements, or (ii) install, maintain or remove any equipment, including, but not limited to, the Table Game, during the Test.

(c)           Equipment.  Kenilworth shall be solely responsible for installing, maintaining and removing all equipment utilized during the Test.  Within fourteen (14) days after the Termination Date, the Company will replace all equipment removed prior to the test, including, but not limited to, security-monitoring cameras, with such equipment as may be required by the Gaming Authorities.  To monitor the Simulcast, Kenilworth shall provide a standard television set, connected via telephone lines that shall receive the Simulcast.  Caribbean may, in its sole discretion, place television monitors within any offices located at the Sousa Grand Casino for the sole purpose of monitoring the Test.  Kenilworth shall provide a communications link station (computer) with and shall install two (2) cameras over the Table Game.  Both of the cameras shall connect to the communication link.  Kenilworth shall provide a large television monitor (the “Monitor”) to be utilized near the Table Game as set forth in Section 5(f) hereof.

(d)           Simulcast of the Test.  A communications crew employed by Kenilworth and located in an adjacent room to the casino shall monitor the Test for transmission clarity and voice communication from the Table Game.  All simulcasts during the Test shall be recorded.  One (1) camera shall be focused on the roulette wheel and the second on the wagering portion of the Table Game.  The Simulcast shall show both camera views at the same time for split picture presentation.  When the croupier states no more bets, the view from the camera trained on the roulette wheel shall be displayed alone until the ball comes to rest on one of the numbers.  While the wagering takes place, commercials for the Sousa Grand Casino and local entities shall be displayed on the wheel picture frame intermittently.  The cameras shall not simulcast, record or reveal the faces or identities of the players at the Table Game or within the Sousa Grand Casino.

(e)           Personnel.  Caribbean shall designate key employees to supervise and be responsible for the day-to-day operations and transmission of the Simulcast during the Test.  Caribbean shall be immediately available at all times to respond to any inquiries or communications in relation to the Test from the local Gaming Authorities.  The Company shall promptly reimburse Caribbean for any and all expenses incurred by Caribbean in connection with any such inquiries or communications.

(f)            In-Casino Displays; Players Rewards.  At an appropriate location near the Table Game, the Monitor shall display the Simulcast allowing the Table Game players to view the Simulcast and observe that their faces and identities are never simulcast, recorded or revealed.  The Monitor shall intermittently (i) display a text message description of the Test; and (ii) invite players that participate and wager in the Test to sign up with the either Kenilworth or Caribbean for future player complimentaries and rewards that may include casino complimentaries, rewards and free trips to future simulcast sites, including, but not limited to, Europe and Asia (the “Comps”).  Prior to the Commencement Date, Kenilworth and Caribbean shall determine the nature, amount and restrictions regarding the Comps and if permitted by the Gaming Authorities, the Company shall deposit funds with Caribbean for the Comps.  The Company may provide a silver medallion to the players of the Table Game recognizing them as “Pioneers in the Gaming Industry.”

7.             No Liability; Indemnification.  Caribbean acknowledges and agrees that Kenilworth shall not be liable to Caribbean or any third party for any known or unknown losses, including, without limitation, gambling losses, debts, judgments, claims, actions, causes of action, suits for damages, at law and in equity, damages, fines, fees, penalties, deficiencies, expenses, interest, court costs, fees of attorneys, accountants and other experts or other expenses of litigation or other proceedings or of any claim, default or assessment (collectively, “Losses”), which Caribbean may now have or hereafter acquire by reason of any Losses arising under, occurring by reason of, or in any way relating to the Test or the Simulcast, except to the extent such Losses occur as a result of the intentional or negligent acts or omissions of Kenilworth. Caribbean shall indemnify Kenilworth and its shareholders, officers, directors, managers, employees and agents in respect of, and hold each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of, or relating to the Test or the Simulcast, except to the extent such Losses occur as a result of the intentional or negligent acts or omissions of Kenilworth.

8.             Notices.  All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the Parties at the following addresses or facsimile numbers:

If to the Company:	Kenilworth Systems Corporation
185 Willis Avenue, Suite 4
Mineola, N.Y. 11501
Attn: Herbert Lindo, Chairman and CEO
Phone: (516) 741-1352
Fax: (516) 741-7194
Email: hlindo@kenilworthsys.com

If to Caribbean:	Caribbean Casino & Gaming Corporation
Attn: Steven Swank, Chief Executive Officer
Phone: 809-307-0180
Fax:
Email:

All such notices, requests and other communications will (i) if delivered personally to the address specified in this Section 8, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number specified in this Section 8, be deemed given upon receipt, and (iii) if delivered by mail in the manner and to the address specified in this Section 8, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section 8).  Any Party from time to time may change its address, facsimile number or other information for the purpose of notices to that Party by giving notice specifying such change to the other Parties.

9.             Entire Agreement.  This Agreement supersedes all prior discussions and agreements between or among any Parties with respect to the subject matter hereof, and contains the sole and entire agreement among the Parties with respect to such subject matter.

10.           Expenses.  Kenilworth and Caribbean shall each be solely responsible for their own legal and accounting fees and other costs and expenses incurred in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby.  Notwithstanding the foregoing, Section 24 hereof shall apply with respect to any attorney fees or costs payable in the event of any dispute that arises out of this Agreement.

11.           Attorney Representation.  In the negotiation, preparation and execution of this Agreement, each Party has been represented by, or has been afforded the opportunity to consult with an attorney of such Party’s own choosing prior to the execution of this Agreement and has been advised that it is in such Party’s best interest to do so.  The Parties have read this Agreement in its entirety and fully understand its terms and provisions.  The Parties have executed this Agreement freely, voluntarily and without any coercion whatsoever, they accept all terms, conditions and provisions hereof.

12.           Waiver; Remedies.  Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition.  No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.  All remedies, either under this Agreement or by law or otherwise afforded, will be cumulative and not alternative.

13.           Amendment.  This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each Party.

14.           No Third Party Beneficiary.  The terms and provisions of this Agreement are intended solely for the benefit of the Parties and their respective successors or permitted assigns.  The Parties do not intend to confer third-party beneficiary rights on any other Person.

15.           No Assignment.  Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any Party without the prior written consent of all the other Parties and any attempt to do so will be void.

16.           Construction.  In the event of any dispute regarding any provision of this Agreement, the terms of this Agreement shall be construed neutrally and shall not be construed against or in favor of either Party, notwithstanding the fact that one Party may have been responsible for drafting the initial form of this Agreement.  The Parties acknowledge that they have each participated equally in the negotiation and drafting of this Agreement prior to execution.  The headings of the sections and paragraphs of this

Agreement are for convenience only and in no way define, limit or affect the scope and substance of any section or paragraph of this Agreement.  Wherever appropriate in this Agreement, the singular shall be deemed to refer to the plural and the plural to the singular, and pronouns of certain genders shall be deemed to include either or both of the other genders.

17.           Severability.  It is agreed and understood that should any of the provisions of this Agreement be determined by any court of competent jurisdiction to be invalid or void for any reason, that determination will not affect the other terms of this Agreement that are fully severable and will continue to be binding upon the Parties.  If, for example, one word in a section herein would be invalid or void or would otherwise make a sentence or paragraph void, only that word or term shall be deemed stricken from the Agreement.

18.           Jurisdiction; Venue.  Each Party irrevocably consents that any legal action or proceeding against it with respect to this Agreement may be brought in any state or federal court in New York State, and by the execution and delivery of this Agreement each Party hereby accepts with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts.

19.           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, applicable to a contract executed and performed exclusively in such state, without giving effect to the conflicts of laws principles thereof.

20.           Counterparts and Facsimile Execution.  This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.  This Agreement may be executed with signatures transmitted by facsimile, and upon such transmission shall constitute a valid and binding agreement of the executing party.  In such cases, the executing party shall deliver to the other party an “ink signed” original of this Agreement by Federal Express or other reputable overnight delivery service promptly thereafter.

21.           Confidentiality.  Caribbean and Kenilworth agree that all confidential information received by any such party from the other Party will be kept confidential and will be used solely in connection with and in furtherance of the transaction contemplated by this Agreement and each of Kenilworth and Caribbean and their respective directors, officers, trustees, employees, advisors, agents, lenders and consultants (collectively, the “Representatives”) will not disclose in any manner whatsoever: (i) any such confidential information; (ii) the fact that any such confidential information has been made available; or (iii) the existence of this Agreement; provided, however, that (x) each Party may make any disclosure of such information to which the other Party gives its prior written consent; (y) any of such confidential information may and shall only be disclosed to such Parties’ Representatives to the extent such Representatives need to know such information in furtherance of the transaction contemplated by this Agreement; and (z) the Parties may make any disclosures as are required by law or in connection with any proceedings before any regulatory bodies or agencies.  The term “confidential information” as used in this Section 21 shall mean all proprietary information and data furnished by either Party or its Representatives to the other party and shall be deemed to include without limitation, all notes, analyses, compilations, studies, interpretations or other documents prepared by any of the Parties or any of their respective Representatives that contain, reflect or are based upon, in whole or in part, the information furnished to the parties or their Representatives; provided, however, that “confidential information” does not include any information that (i) was or becomes generally available to the public other than as a result of disclosure by either Party or its Representatives; (ii) was known by either Party or its Representatives prior to being furnished to such party by or on behalf of either Party; or (iii) was or becomes available to either Party in a non-confidential basis from a source other than either Party or its Representatives, provided that the source of such information was not known by the recipient to be bound by a confidentiality agreement or other contractual, legal or fiduciary obligation of confidentiality with respect to such information.  Any public announcement or similar publicity with respect to this Agreement will be issued, if at all, at such time and in such manner as Kenilworth and Caribbean mutually determine.

22.           Remedy for Unauthorized Disclosure.  The Parties acknowledge and agree that any breach of their respective obligations under Section 21 hereof may cause one or more of the other Parties irreparable harm, that it may be difficult or impossible to measure the damages to such Party or Parties as a result thereof, and that there may be no adequate remedy at law for such breach.  Accordingly, in the event of any such breach, the non-breaching Parties shall have the right to seek equitable relief from any court of competent jurisdiction, including, without limitation, an injunction or Order restraining any further such breach.  The foregoing right of the non-breaching Parties is in addition to, and is not intended to limit or waive, any other rights or remedies of such Parties, at law or in equity.

23.           Termination.

(a)           This Agreement may be terminated as follows:

(i)            by Kenilworth, upon written notice to Caribbean, if Caribbean materially breaches this Agreement and Kenilworth has not waived such breach by written notice thereof to Caribbean;

(ii)           by Caribbean, upon written notice to Kenilworth, if Kenilworth materially breaches this Agreement and Caribbean has not waived such breach by written notice thereof to the Company;

(iii)          by mutual written consent of Kenilworth and Caribbean; or

(iv)          upon the denial of the Regulatory Approval; or

(v)           the failure of Kenilworth to obtain the Regulatory Approval within one (1) year from the Effective Date.

(b)           The respective termination rights of Kenilworth and Caribbean under this Section 23(b) are in addition to any other rights they may have under this Agreement or otherwise at law or in equity, and the exercise of a termination right will not be an election of remedies.  If this Agreement is terminated pursuant to Section 23(a), all further obligations of the Parties will terminate, except that the obligations in Sections 7, 18, 19, 21 and 22 shall survive; provided, however, that if this Agreement is terminated by either side because of a breach by the other side or because any conditions to the terminating side’s obligations under this Agreement are not satisfied as a result of the other side’s breach, active participation or deliberate nonfeasance, then in addition to the forgoing, the terminating side’s right to pursue all legal remedies at law or in equity shall survive such termination unimpaired.

24.           Attorneys’ Fees.  If Kenilworth or Caribbean brings any action to enforce their respective rights hereunder, the prevailing side shall be entitled to recover from the losing side all costs and expenses incurred in connection therewith, including, but not limited to, attorneys’ fees, court costs and related expenses.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

KENILWORTH		CARIBBEAN
KENILWORTH SYSTEMS CORPORATION,		CARIBBEAN CASINO & GAMING CORPORATION,
a New York Corporation		A Florida Corporation

By:	/s/ Herbert Lindo	By:	/s/ Steven Swank
	Herbert Lindo, Chief Executive Officer		Steven Swank, Chief Executive Officer